Management’s Discussion and Analysis
For the year ended December 31, 2008

This management’s discussion and analysis has been prepared as of February 25, 2009 and should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2008. Those financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is United States dollars. Reference herein of $ is to United States dollars. Reference of C$ is to Canadian dollars, reference to SEK is to Swedish krona and € refers to the Euro.

About Lundin Mining
Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

Cautionary Statement on Forward-Looking Information
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Table of Contents

Operating in a Global Recession	3
Highlights	5
Transactions with HudBay	7
Financial Position and Financing	8
Outlook	10
Selected Quarterly and Annual Financial Information	11
Operating Results	14
Mining Operations	18
Production Overview	18
Neves-Corvo Mine	19
Zinkgruvan Mine	21
Aguablanca Mine	22
Galmoy Mine	23
Aljustrel Mine Development Project	24
Storliden Mine	25
Project Highlights	26
Tenke Fungurume Project (Lundin 24.75%, FCX 57.75%, Gécamines 17.5%)	26
Ozernoe Project (Lundin 49%, IFC Metropol 51%)	27
Neves-Corvo – Lombador Copper/Zinc and Neves Zinc Expansion Projects	27
Zinkgruvan Copper Project	28
Exploration Highlights	28
Metal Prices, LME Inventories and Smelter Treatment and Refining Charges	29
Liquidity and Financial Condition	30
Changes in Accounting Policies	33
Managing Risks	36
Outstanding Share Data	43
Non-GAAP Performance Measures	43
Management’s Report on Internal Controls	45

Five Year Production Profile

Operating in a Global Recession

The economic crisis that started in the financial sector has continued to worsen and we are now in the midst of a global recession. Metal prices for Lundin’s principal products have declined to levels so low that much of global production is now uneconomic. The mining industry is undergoing massive downscaling. Capital investment in mining has dramatically declined with major new projects cancelled or delayed and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly difficult and many mining companies that, just one year ago, had large cash resources to invest in mining operations are now struggling to finance day-to-day operations.

In response to the economic crisis, the Company has reviewed its programs for each operation and has implemented plans to ensure that costs are reduced and that each business unit will be well positioned to cope with the economic downturn and also to respond to the eventual recovery.

Lundin Mining has three key assets:

  A 24.75% equity interest in the Tenke copper/cobalt project

  Neves-Corvo copper/zinc/lead mine in Portugal

  Zinkgruvan zinc/lead/silver/copper mine in Sweden

In addition, it has the Aguablanca nickel/copper mine in Spain as a continuing operation. Non-continuing operations include the Galmoy lead/zinc/silver mine, to be closed in May 2009 and the Aljustrel zinc project which was sold in February 2009.

The Tenke copper/cobalt project is expected to commence production in the second quarter of 2009 and to be one of the world’s lowest-cost producers. Neves-Corvo, Zinkgruvan and Aguablanca have developed plans that are expected to produce positive free cash flow1 at today’s prices.

The following measures were taken in the fourth quarter of 2008 and early 2009:

Neves-Corvo

Neves-Corvo is primarily a copper mine and, while copper production continues at full rate:

  Zinc production has been suspended.

  Additional copper ore is being mined in place of zinc and the zinc facility is available to process this copper ore and to produce a copper concentrate with a positive cash return.

  Expansion of the zinc processing capacity has been slowed with a significantly curtailed capital investment for 2009.

  Project for the optimization of copper and zinc metal recovery from the copper tails is ongoing.

Zinkgruvan

  Planned increase in mined tonnage of 10%.

  Underground development related to resource exploration that does not impact the five-year production plan has been deferred.

  All costs are under review. The mining plan has been increased to 990,000 tonnes, which will reduce unit production costs.

  Copper expansion is continuing as this further improves Zinkgruvan’s production flexibility and competitiveness; however copper plant construction has been slowed to defer capital expenditure.

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1 Free cash flow is a non-GAAP measure defined as cash flows from operations, less sustaining capital expenditures. See page 43 of this MD&A for a discussion of non-GAAP measures.

Aguablanca

  Mining ore and waste tonnage has been reduced by half. Mill throughput will be maintained using ore stockpiles.

  Metal output to be maintained at reduced cost per pound.

  All costs under review.

Galmoy

  Galmoy will be closed ahead of the original planned closure date and will permanently cease production in the second quarter of 2009.

  The remaining months of mining will concentrate on higher grade ore from existing mineable areas to maximize cash flows as the operation is wound down in an orderly manner.

Aljustrel

  The Company placed the Aljustrel Mine on care and maintenance in November 2008 and entered into an agreement to sell the mine to MTO SGPS, SA (subsequently renamed I’M SGPS). The sale closed on February 5, 2009. All regulatory approvals have been received and the Company has no further responsibility for the Aljustrel Mine.

The Company is reviewing all non-core mining assets and will look for opportunities to realize value for those assets. Exploration activities have been scaled back and field offices closed in certain locations where activities will be limited. The Company has also reviewed the capital projects planned for 2009 and has eliminated all but essential spending.

Important projects that remain in Lundin’s short and mid-term plans include:

i.

Completion of Phase I of the Tenke Fungurume copper project (Lundin – 24.75%), designed to produce 115,000 tonnes of copper per annum and in excess of 8,000 tonnes per annum cobalt. First planned production has been moved forward and is now expected to commence in the second quarter of 2009. Lundin has met all of its funding obligations for the Phase I plant and is budgeting a 2009 contribution of approximately $40 million for working capital, exploration and expansion studies.

ii.	The expansion of zinc processing capability at the Neves-Corvo mine, which will double zinc production and lower cash operating costs when production re-commences.

iii.

Further delineation and development studies of the Lombador zinc-copper deposit at the Neves- Corvo mine aimed at increasing copper and zinc production, lowering cash operating costs and enhancing the Company’s competitiveness.

iv.	The development of a copper deposit and improvement of zinc mining flexibility at Zinkgruvan. This project will continue, albeit at a slower pace than originally planned.

The 2009 operating plan incorporates significantly reduced capital expenditures ($130 million). Operating plans have been adjusted to ensure the ongoing operations will be free cash flow positive at presently prevailing prices. The Company will continue to review and refine current operating plans with additional information as it becomes available and further actions may be taken in respect of any of the Company’s mining and other assets.

Highlights

Operational Highlights

  Improvement in safety was experienced in all operations in 2008.

  All operations performed in line with or ahead of internal expectations. Neves-Corvo, Zinkgruvan and Aguablanca achieved record tonnage, mined and processed, and metal production exceeded 2007 levels. Total production is as follows:

Production Summary[1]
	Years ended December 31
	2008	2007	2006
Copper (tonnes)	98,148	97,120	24,091
Zinc (tonnes)	167,844	152,020	167,422
Lead (tonnes)	44,799	44,560	45,106
Nickel (tonnes)	8,136	3,270	-
Silver (ounces)	2,755,426	2,737,798	2,008,310

  Sales for the year were $835.3 million, down 21% compared to 2007 sales of $1,059.7 million, with the decline being primarily price driven. Metal prices declined significantly during the year, with zinc and lead experiencing a steady decrease and copper and nickel initially seeing increases in the first two quarters followed by pronounced decreases, most notably in the last quarter of the year.

  Operating cost performance improved in domestic currencies, however, the US dollar-denominated cash cost per pound2 of metal produced was adversely affected by decreasing by-product metal prices and a strengthening of the Euro. Energy and materials costs were high throughout the year, with a decline in energy costs seen only near the end of the year.

  Operating earnings3 reduced by $305.3 million from $628.5 million in 2007 to $323.2 million in 2008. Price and price adjustments accounted for approximately $290 million of this deterioration. Cost improvements at the operations were offset by the stronger US dollar, increased ARO obligations related to severance or mine closures and slightly lower sales volume. The Company continues to adjust its operations to reflect the changes in the metal price environment to ensure it remains competitive.

  Cash flow from operations for the year was $215.0 million, compared to $373.4 million for 2007.

Corporate and Financial Highlights

  Net loss for the year, was $957.1 million, or $2.41 per share. The net loss includes a non cash impairment of assets in the amount of $1,114.7 million ($1,005.5 million after tax, or $2.54 per share).

  Mid-year, the Company announced the discovery of a new zinc-copper deposit at its 100%-owned Neves-Corvo mine in southern Portugal. This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves- Corvo mine, including 89.2 metres grading 8.43% zinc. This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo.

_____________________________________
1 All production, including Aljustrel.
2 Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product and profit-based royalties. See non-GAAP Performance Measures on page 43 of this MD&A.
3 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 43 of this MD&A for discussion of non-GAAP measures.

  Payments were made during the year to fund the Company’s share of Tenke project expenditures in the amount of $264.1 million. During the fourth quarter the Company satisfied its final obligations for Phase I capital funding and the 2009 cash outlays will be limited to funding of working capital, exploration and project studies.

  Responding to the dramatic fall in the zinc price, the Company suspended the mining and processing of zinc ores at Neves-Corvo, and has temporarily increased copper ore production to optimize the copper plant throughput and make use of the zinc plant, as required, to process copper ore.

  The Company halted the development of Aljustrel in November 2008, placing it on care and maintenance and subsequently disposing of the property. The sale of the mine, which was announced in December, was completed on February 5, 2009.

  The Company announced, subsequent to year end, that the Galmoy mine would permanently cease operations in the second quarter of 2009.

  The Company made the following senior executive appointments during 2008:

Mr. Phil Wright was appointed President and CEO and joined the Board of Directors of the Company on January 16, 2008.

Mr. Ted Mayers was appointed Chief Financial Officer on September 2, 2008.

Transactions with HudBay

In November, the Company announced that it had entered into a plan of arrangement (“Arrangement Agreement”) with HudBay Minerals Inc. (“HudBay”) whereby all outstanding Lundin Mining shares would be exchanged for HudBay shares and the Company would become a wholly-owned subsidiary of HudBay. In connection with the proposed business combination, HudBay subscribed for 96,997,492 common shares in the capital of Lundin through a private placement. The shares represent approximately 19.9% of Lundin Mining's outstanding common shares after issuance. The price of the shares issued was C$1.40 per share, for aggregate gross proceeds to Lundin of C$135.8 million ($111.4 million).

On February 23, 2009, the Company announced that it has agreed to terminate the arrangement on agreed terms.

In consideration of terminating the Arrangement Agreement and in recognition of HudBay’s 19.9% ownership interest in Lundin Mining, the companies have agreed to the following terms in the termination agreement:

  As long as HudBay owns 10% or more of the outstanding common shares of Lundin Mining, HudBay shall be entitled to designate one nominee acceptable to Lundin for inclusion on the management slate of nominees for election to the Lundin Mining Board of Directors;

  As long as HudBay owns 10% or more of the outstanding common shares of Lundin Mining, HudBay shall have the right to maintain its then current level of ownership of the common shares of Lundin Mining in connection with, and as a part, of any public offering or private placement of Lundin Mining common shares by Lundin Mining;

  For a period of six months following the date of the termination agreement, HudBay shall have a right of first offer in connection with any proposed sale or transfer of material assets of Lundin. This right in no ways binds Lundin to accept any offer from HudBay;

  A mutual release in respect of any and all rights in connection with or arising from the Arrangement Agreement; and

  HudBay and Lundin Mining are bound by a reciprocal standstill covenant for a period of twelve months from the date of the termination agreement.

In addition, HudBay will continue to be bound by the terms of the subscription agreement under which HudBay acquired its holding in Lundin Mining. The terms include restrictions on voting and limiting the amount of shares that can be disposed of in any six month period.

Financial Position and Financing

  Net debt1 at December 31, 2008 was $145.5 million, down from a net debt of $194.8 at September 30, 2008 and compared to a net cash position of $35.8 million at December 31, 2007. The increase in net debt during the year was primarily attributable to the Company’s funding obligations for the Tenke project (see page 26 of this MD&A). These cash outflows amounted to $264.1 million. The outflows in respect of Tenke were offset by inflows of $111.4 million from the private placement transaction with HudBay.

  As at December 31, 2008, the Company was not in compliance with the tangible net worth covenant under its $575 million revolving line of credit facility; however, this requirement has been temporarily waived by the banking syndicate. The Company has obtained a waiver for a period up to June 5, 2009 during which it will work with the banking syndicate to establish a permanent and restructured facility. The intention is to complete this restructure well before June 5, 2009. (See page 30 for more details on the waiver).

  The Company’s intention is to restructure the revolving credit facility, in conjunction with whatever other measures are required, to ensure adequate liquidity in the event that the present market volatility and depressed demand continue for the next two years.

  The Company drew down on its credit facility by $86.8 million in the fourth quarter bringing the total outstanding amount on the facility to $266.7 million. A site-remediation guarantee of $10.2 million brings the total committed under the facility to $276.9 million.

  Cash on hand at December 31, 2008 was $169.7 million.

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1 Net debt/(surplus) is a non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations. See page 43 of this MD&A for discussion of non-GAAP measures.

Fourth Quarter Results

  Cash flow from operations for the quarter was $46.5 million, compared to $80.3 million for the corresponding quarter in 2007.

  Net loss for the quarter was $728.5 million, or $1.77 per share. The net loss includes a non-cash impairment charge in the amount of $733.7 million ($652.5 million after tax). See further information related to impairment charges on page 15 of this MD&A.

  Sales during the quarter were heavily impacted by the decline in metal prices for all of the Company’s products. Sales for the quarter were $43.5 million, which included $94.3 million of negative adjustments related to the settlement of provisional sales and mark-to-market (“MTM”) adjustments on outstanding provisional sales of $18.1 million.

Fourth Quarter Sales
	Three months ended December 31, 2008
	Copper	Zinc	Nickel	Lead
Sales before TC/RC ($ thousands)	20,772	22,292	12,345	9,239

Payable Metal (tonnes)	25,594	27,236	1,935	10,831

Realized prices, $ per pound	0.37	0.37	2.89	0.39
Realized prices, $ per tonne	812	818	6,380	853

Copper and nickel suffered the most pronounced declines during the quarter, with the London Metals Exchange (LME) cash price for copper declining $1.59/lb, or 55%, from $2.91/lb at September 30, 2008 to $1.32/lb at December 31, 2008 and nickel declining $2.25/lb, or 31%, from $7.15/lb to $4.90/lb. The impacts are illustrated as follows:

	Three months ended December 31, 2008
($ millions)	Neves-Corvo	Aguablanca	Zinkgruvan	Galmoy	Total
Sales on Q4 shipments and MTM	80.2	27.2	29.7	18.1	155.2
Price adjustments and settlements – Q3 shipments	(53.5)	(13.1)	(12.1)	(3.7)	(82.4)
Treatment and refining charges	(11.2)	(5.2)	(6.4)	(6.5)	(29.3)

Net sales	15.5	8.9	11.2	7.9	43.5

Outlook

Production Outlook
(contained metal in tonnes)	2009
Copper*	90,000
Zinc	98,000
Lead	40,000
Nickel	6,800
* Excludes tonnage included for Tenke

  Production for 2009 is expected to be lower than 2008 taking into account: Storliden and Galmoy (May 2009) mine closures; increased throughput at Zinkgruvan and slightly lower copper head-grade at Neves-Corvo.

  First copper production from Tenke copper/cobalt project is expected in the second quarter of 2009. Construction costs to complete Phase I of the project are expected to be below Freeport's previous capital cost estimate of $1.75 billion.

  As a result of deferral of capital expenditure, the forecast for first copper ore production from the Zinkgruvan copper deposit of 2010 is under review and may be delayed.

  Capital expenditures are expected to be around $130 million which includes: $70 million of sustaining capital; $20 million of new investment in existing operations relating to the Zinkgruvan copper project and the Neves-Corvo zinc expansion; and $40 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies and other minor costs).

  Exploration expenditure is expected to be less than $20 million with around $10 million of this directed to expansion of copper resources at Neves-Corvo.

  Market outlook remains uncertain with an estimated 80% of zinc and over 40% of copper producers losing money after taking into account sustaining capital expenditures. Metal prices are expected to stabilize during 2009 with some potential for minor increases. The longer-term outlook for metal prices remains strong and supply difficulties are expected once world growth resumes.

  Operating plans have been developed for Neves-Corvo, Zinkgruvan and Aguablanca that should see them free cash flow positive at today’s prices. These will remain under active review during the year to adjust to changing circumstances.

  The Company’s funding and capital structure is expected to be finalized during the second quarter 2009.

Selected Quarterly and Annual Financial Information
	Year Ended December 31
	2008		2007
	Excluding	2008	Excluding	2007	2006
($ millions, except key financial data)	Impairment		Impairment
Sales		835.3		1,059.7	539.7
Operating earnings[1]		323.2		628.5	300.0
Net earnings (loss) before discontinued	49.0	(720.0)	350.3	0.3	151.5
operations
Net (loss) earnings	48.3	(957.1)	337.7	(154.2)	151.5
Shareholders' Equity		2,603.7		3,541.8	2,128.0
Capital expenditures		274.4		189.4	151.3
Net debt/(surplus)[2]		145.5		(35.8)	(356.0)

Key Financial Data
Shareholders’ equity per share[3]		5.34		9.02	7.47
Basic (loss) earnings per share before	0.12	(1.82)	1.03	0.00	1.01
discontinued operations
Basic (loss) earnings per share	0.12	(2.41)	1.00	(0.46)	1.01
Diluted (loss) earnings per share before	0.12	(1.82)	1.03	0.00	1.00
discontinued operations
Diluted (loss) earnings per share	0.12	(2.41)	1.00	(0.46)	1.00
Equity ratio[4]		70%		75%	74%
Shares outstanding:
Basic weighted average		396,416,414		338,643,242	149,439,546
Diluted weighted average		396,416,414		338,643,242	151,152,105
End of period		487,433,771		392,489,131	284,800,065

	Three months ended
($ millions, except
per share data)	31-Dec-08	30- Sep- 08	30- Jun- 08	31- Mar- 08	31-Dec- 07	30- Sep- 07	30-Jun-07	31- Mar- 07
Sales	43.5	191.9	294.1	305.7	253.1	292.8	319.9	193.9
Impairment charges (after tax)[5]	(651.5)	(201.1)	(152.8)	-	(491.9)	-	-	-
Net (loss) earnings	(728.5)	(199.0)	(108.4)	78.8	(436.6)	76.6	153.8	52.1
(Loss) earnings per share, basic[6]	(1.77)	(0.51)	(0.28)	0.20	(1.11)	0.20	0.54	0.18
(Loss) earnings per share, diluted[6]	(1.77)	(0.51)	(0.28)	0.20	(1.11)	0.20	0.54	0.18

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1 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 43 of this MD&A for discussion of non-GAAP measures. 2 Net debt/(surplus) is a non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations. See page 43 of this MD&A for discussion of non-GAAP measures.
3 Shareholders’ equity per share is a non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period. See page 43 of this MD&A for discussion of non-GAAP measures.
4 Equity ratio is a non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period. See page 43 of this MD&A for discussion of non-GAAP measures.
5 Includes impairment from discontinued operations.
6 The (loss) earnings per share are determined for each quarter. As a result of using different weighted average number of shares outstanding, the sum of the quarterly amounts may differ from the year-to-date amount.

Sales Overview

Sales Volumes by Payable Metal

	Total		Q4		Q3		Q2		Q1
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Copper (tonnes)
Neves-Corvo	86,748	86,180	23,104	24,648	23,087	18,764	23,051	23,869	17,506	18,899
Storliden	1,783	3,672	-	791	255	522	872	1,310	656	1,049
Aguablanca[1]	5,905	2,685	1,490	1,249	1,477	1,436	1,669	-	1,269	-
	94,436	92,537	24,594	26,688	24,819	20,722	25,592	25,179	19,431	19,948
Zinc (tonnes)[2]
Neves-Corvo	19,166	20,927	2,977	6,016	6,434	6,168	5,750	4,079	4,005	4,664
Zinkgruvan	55,985	57,020	11,399	13,657	14,279	15,274	13,475	14,219	16,832	13,870
Storliden	5,956	11,852	-	2,183	846	1,550	3,090	4,227	2,020	3,892
Galmoy	46,468	37,623	12,860	8,511	10,894	10,445	11,303	10,923	11,411	7,744
	127,575	127,422	27,236	30,367	32,453	33,437	33,618	33,448	34,268	30,170
Lead (tonnes)
Zinkgruvan	31,626	35,160	7,549	9,566	8,025	5,284	9,406	9,350	6,646	10,960
Galmoy	11,793	9,881	3,282	2,666	2,488	2,766	3,026	3,038	2,997	1,411
	43,419	45,041	10,831	12,232	10,513	8,050	12,432	12,388	9,643	12,371
Nickel (tonnes)
Aguablanca[1]	7,210	3,025	1,935	1,455	1,822	1,570	1,850	-	1,603	-
	7,210	3,025	1,935	1,455	1,822	1,570	1,850	-	1,603	-

	Years ended December 31
(US$ millions)	2008	2007	Change
Neves-Corvo	497.9	621.1	(20%)
Zinkgruvan	123.5	206.1	(40%)
Galmoy	69.8	99.9	(30%
Aguablanca	120.3	75.8	(59%)

Storliden and	23.8	56.8	(58%)
other
	835.3	1,059.7	(21%)

Total sales decreased $224.4 million to $835.3 million compared with $1,059.7 million for 2007. Improved sales volume was offset by lower metals prices and pricing adjustments from prior period sales.

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the month the sale is expected to settle and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting gross sales in the period in which the sale (finalization adjustment) is settled.

The finalization adjustment recorded for these sales depends on the actual price when the sale settles. Settlement dates typically are one to four months after shipment.Sales volumes were in excess of the previous year’s sales volumes with the exception of lead, which was slightly lower. Sales values, however, were significantly lower due to the decrease in metal prices when compared to the previous year. The average realized prices for 2008 and 2007 are as follows:

_________________________________________________
1 Aguablanca was acquired on July 17, 2007.
2 Does not include zinc sold from Aljustrel of 14,271 tonnes. Aljustrel did not reach commercial production and, as such, any sales proceeds were applied to reduce the capital costs of development.

Reconciliation of realized prices
	Year ended December 31, 2008
	Copper	Zinc	Nickel	Lead
Sales before TC/RC ($ 000s)	559,345	220,675	130,925	86,565

Payable Metal (tonnes)	94,436	127,575	7,210	43,419
Realized prices, $ per pound	2.69	0.78	8.24	0.90
Realized prices, $ per tonne	5,923	1,730	18,159	1,994

	Year ended December 31, 2007
	Copper	Zinc	Nickel	Lead
Sales before TC/RC ($ 000s)	662,538	379,264	76,288	130,074
Payable Metal (tonnes)	92,537	127,422	3,025	45,041

Realized prices, $ per pound	3.25	1.35	11.44	1.31
Realized prices, $ per tonne	7,160	2,976	25,219	2,888

Sales Value by Metal
Copper revenues of $520.6 million (2007: $616.1 million) comprise the largest component of net metal sales. Zinc sales were $142.6 million (2007: $279.7 million) and nickel sales overtook lead during 2008 as the third highest contributor to revenues at $78.6 million (2007: $49.2 million). Nickel sales in the previous year represent only 6 months of sales, as the sales from the Aguablanca nickel mine were recorded only from the acquisition date of July 17, 2007. Lead sales were $68.2 million (2007: $105.4 million) while other metals accounted for $25.3 million (2007: $9.3 million).

Operating Results

Operating Costs
Cost of mining operations were $436.6 million compared with $379.3 million for the same period in 2007. A large portion of the increase resulted from the inclusion of a full year of operating costs from the Aguablanca mine (2008: $89.0 million vs. 2007: $55.4 million). The costs in 2007 were included only from July when the mine was acquired. The remainder of the increase was due to a strong Euro exchange rate, resulting in costs being greater when expressed in US dollars and also general increases in the costs of production, particularly energy costs.

Changes in the rates of exchange between the US dollar ($) and the Euro (€) and Swedish krona (SEK) will cause results to vary. The Company’s costs are incurred in the € and SEK and will be higher when translated to $ when those currencies are strong. The € strengthened by 7% over the course of 2008. During 2008, the average exchange rates were €1.00: $1.47 and SEK1.00: $0.15, whereas during 2007 the average exchange rates were €1.00: $1.37 and SEK1.00: $0.15.

Accretion of Asset Retirement Obligations and Other
Accretion of asset retirement obligation and provision for severance on mine closure totaled $25.9 million, compared to $9.1 million in 2007. At Galmoy, new severance arrangements were agreed to with the Company’s unions in late 2008 and the mine closure date was brought forward from 2011 to the second quarter of 2009. This resulted in a charge for termination benefits for Galmoy of $13.9 million during the year. Termination benefits and accretion were recorded for Aguablanca in the amount of $6.8 million in 2008 (2007: $0.4 million)

Depreciation, Depletion and Amortization
Depreciation, depletion and amortization increased by $26.6 million to $202.3 million in 2008, compared with $175.7 million in 2007. This increase was primarily due to additional depreciation at the Aguablanca mine, acquired in July of 2007.

	Years ended December 31
Depreciation by operation ($ millions)	2008	2007	Change

Neves-Corvo	94.7	99.8	(5%)
Zinkgruvan	20.0	18.8	6%
Storliden	0.3	9.0	(97%)
Galmoy	23.1	21.3	8%
Aguablanca	63.4	26.3	141%
Other	0.8	0.5	60%
	202.3	175.7	15%

General Exploration and Project Investigation
General exploration and project investigation costs increased to $38.9 million in 2008 from $35.4 million during 2007. Exploration costs broken down by country are as follows: Portugal - $17.0 million, Sweden - $9.2 million, Spain - $9.5 million, Ireland - $2.7 million. An additional $0.5 million in expenditures relating to new business development activities, including project investigation and evaluations work, were incurred in 2008.

Goodwill and long-lived asset Impairment
The Company regularly reviews its long-lived assets and goodwill for impairment when there is reason to believe that the assets may be impaired. In light of current economic conditions, including low base metal prices, a review was conducted.

The Company performs impairment tests on goodwill using the income and market approaches. The fair value of goodwill was measured as the residual of the fair value of the identifiable net assets. The fair value of goodwill is compared to the carrying value to determine the amount, if any, of impairment.

In assessing the impairment of long-lived assets, the Company tests for recoverability using a two-step process. The first step involves the assessment of the undiscounted cash flows expected from the mining assets. If the undiscounted future cash flows are less than the carrying value of the assets, the assets are impaired. When impairment is indicated by the first step, a second step is carried out to measure the impairment using discounted cash flows to estimate the fair value.

In carrying out the review of the Company’s long-lived assets and goodwill for impairment, management is required to make a number of estimates or assumptions that include such items as future metal prices, mine life, operating costs, exchange rates and inflation rates and discount rates.

As a consequence of the review, the Company recognized the following impairments:

($ millions)	Galmoy	Eurozinc	Rio Narcea	Ozernoe	Total
Asset impairment	78.6	-	340.4	103.8	522.8
Goodwill impairment	-	166.7	70.7	-	237.4
Tax effect	-	-	(99.5)	(34.9)	(134.4)
Net after tax impairment	78.6	166.7	311.6	68.9	$ 625.8

The Company also recorded impairment on the assets of Aljustrel, which is separately recorded under Loss from discontinued operations in the statement of operations. The impairment charges related to Aljustrel were $210.5 million. A future tax asset related to the Aljustrel assets was also written off in the amount of 26.0 million, bringing the total impairment charge after tax to $236.5 million.

Other Costs
Other costs are as follows:

	Years ended December 31
($ millions)	2008	2007	Change
Selling, general and administrative	39.6	30.8	29%
Stock-based compensation	9.9	12.0	(18%)
Other (income) and expenses	(2.6)	(24.7)	(89%)
Interest and bank charges	14.7	13.4	10%
Foreign exchange loss	14.7	18.9	(22%)
Loss on forward sales contracts	0.1	18.0	(99%)
Loss (gain) on sale of investments	1.3	(74.3)	(102%)
	77.7	(5.9)

Selling, General and Administration
Selling, general and administration costs were $39.6 million in 2008 compared with $30.8 million in 2007. The Company underwent restructuring during 2008, including a change in Chief Executive Officer, and closed its Stockholm and Vancouver offices. The head office of the Company was relocated from Vancouver to Toronto and a European administrative office was opened in Haywards Heath, UK. As a result, the Company incurred severance and recruitment costs as well as certain office closure costs. Selling, general and administration costs are expected to decline as the various activities and initiatives related to the reorganization have been completed.

Stock-Based Compensation
Stock based compensation costs were $9.9 million in 2008 compared with $12.0 million in 2007. The decrease relates to the fact that there was a significant grant of options during the third quarter of 2007 when the stock price and associated volatility at the time, combined with the expected life of the options, resulted in a higher option value than options granted during 2008. Certain of the options granted in 2008 vest over a number of years, which has the effect of spreading the costs over the vesting period, whereas the 2007 grants vested immediately upon issue, resulting in the full charge taken during the period.

Foreign Exchange Loss
Foreign exchange losses amounted to $14.7 million as compared to $18.9 million in 2007. Foreign exchange losses are primarily related to the Company’s US$ denominated debt held in Sweden and Canada. As the US$ strengthened against the SEK and the C$ during the year, foreign exchange losses resulted. The losses were partially offset by gains on the US$ receivables held in subsidiaries where the € is the functional currency.

Loss on Forward Sales Contracts
Gain (loss) on forward sales contracts are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales. The net loss on derivative contracts during 2008 was $0.1 million compared with a net loss of $18.0 million in 2007. The year over year decrease is the result of the Company unwinding its hedge portfolio, and the changes in metal prices. High metal prices during 2007, particularly for lead, resulted in large losses being recorded related to the Company’s then outstanding forward contracts. There are no remaining forward sales contracts outstanding at the end of 2008.

(Loss) Gain on Sale of Investments
During 2007, the Company disposed of certain of its investments and realized gains of $74.3 million. During 2008, the Company disposed of shares for proceeds of $48.9 million and realized a marginal loss of $1.3 million.

Current and Future Income Taxes

Current Tax Expense (Recovery)	Years ended December 31
($ millions)	2008	2007	Change
Neves-Corvo	44.2	93.5	(49.4)
Zinkgruvan	5.5	1.3	4.2
Aguablanca	(0.7)	0.8	(1.5)
Galmoy	1.3	1.0	0.3
Other	(20.6)	39.9	(60.5)
Current Tax expense (recovery)	29.7	136.5	(106.8)

Current income tax expense for 2008 was $29.7 million, compared to $136.5 million in 2007. The decrease in current income tax expense is a reflection of lower earnings reported for the year. Earnings from continuing operations before taxes and impairment expense decreased by $412.4 million, from $466.2 million in 2007 to $53.8 million in the current year.

Future Tax Expense (Recovery)	Years ended December 31
($ millions)	2008	2007	Change
Neves-Corvo	(3.7)	(10.5)	6.8
Zinkgruvan	(3.2)	(2.0)	(1.2)
Aguablanca	(102.9)	(4.8)	(98.1)
Galmoy	5.5	7.8	(2.3)
Other	(55.8)	(11.0)	(44.8)
	(160.1)	(20.6)	(139.6)

Future income tax recovery for 2008 was $160.1 million, compared to a recovery of $20.6 million in 2007. The increase in future tax recovery is related to asset and investment impairment charges of $904.3 million, which has partially been offset by a valuation allowance.

The corporate tax rates in the countries where the Company has mining operations range from 25% in Ireland to 30% in Spain.

Mark-to-Market of Available-for-Sale Securities
The Company holds a portfolio of marketable securities consisting of junior mining companies in which it has a strategic interest. Over the course of the past year, and particularly in the latter half of the year, the value of the portfolio significantly diminished as a result of the economic downturn. Junior mining company market valuations were severely affected and the Company recognized an impairment loss of its securities in the amount of $144.1 million. The portfolio was reviewed at December 31, 2008 and it was determined that the impairment in the portfolio was likely to be other than temporary. As a result, the mark-to-market adjustment has been recorded in the current year’s income. Included in the current period loss is an amount of $23.6 million related to the mark-to-market adjustment recorded in previous years, which was previously recorded as an element of comprehensive income. An income tax recovery of $0.9 million has been recorded in relation to the charges. A valuation allowance of $11.6 million has been assessed against the future income tax asset that resulted from the recovery.

Mining Operations

Production Overview
	Total		Q4		Q3		Q2		Q1
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Copper (tonnes)
Neves-Corvo	89,026	90,182	23,297	25,317	22,291	20,585	20,726	20,875	22,712	23,405
Storliden	1,847	3,870	-	622	264	550	903	1,500	680	1,198
Aguablanca[1]	7,071	3,068	1,796	1,548	1,878	1,519	1,849	-	1,548	-
	97,944	97,120	25,093	27,487	24,433	22,654	23,478	22,375	24,940	24,603
Zinc (tonnes)[2]
Neves-Corvo	22,567	24,163	2,598	6,018	6,758	5,904	7,419	6,048	5,792	6,193
Zinkgruvan	65,631	68,441	15,036	17,618	15,844	16,745	16,552	16,916	18,199	17,162
Storliden	7,007	13,944	-	2,570	995	1,823	3,635	4,973	2,377	4,578
Galmoy	55,952	45,282	14,772	10,788	13,470	11,920	14,016	12,612	13,694	9,961
	151,157	151,830	32,406	36,994	37,067	36,392	41,622	40,549	40,062	37,894
Lead (tonnes)
Zinkgruvan	33,075	33,580	7,291	7,643	7,043	6,630	9,959	10,664	8,782	8,643
Galmoy	11,724	10,980	2,626	2,727	2,865	3,276	2,438	2,573	3,795	2,404
	44,799	44,560	9,917	10,370	9,908	9,906	12,397	13,237	12,577	11,047
Nickel (tonnes)
Aguablanca[1]	8,136	3,269	2,179	1,690	2,155	1,579	1,954	-	1,848	-
	8,136	3,269	2,179	1,690	2,155	1,579	1,954	-	1,848	-

Overall production targets were achieved for all metals produced. All mine operations performed to expectations with the exception of Aljustrel.

__________________________________________
1 Full production from Aguablanca during the quarter ended September 30, 2007 for copper and nickel has been included for comparative purposes. The acquisition of Aguablanca occurred on July 17, 2007 and therefore the majority of production during the third quarter 2007 represents production under Lundin’s ownership. Pre-acquisition production for the first two quarters, totaling 3,397 tonnes of copper and 3,802 tonnes of nickel has not been included in the 2007 comparative figures.
2 Does not include Aljustrel production: 2008- 16,687 tonnes zinc and 204 tonnes copper, 2007- 190 tonnes zinc.

Neves-Corvo Mine
Neves-Corvo is an operating underground mine in the western part of the Iberian Pyrite Belt. The mine access is provided by one vertical 5 metre diameter shaft, hoisting ore from the 700 metre level, and a ramp from the surface.

The mine has been a significant producer of copper since 1989. The copper plant has treated in excess of a maximum of 2.0 million tonnes per annum since upgrading in 2007. In 2006, the Company commenced treating zinc ores, and in January 2007, management announced that the zinc processing facility was operating at the designed production and metallurgical performance levels.

Temporary Suspension of Zinc Production
The zinc ore processing facility, owing to its flexible configuration, is able to treat any of the polymetallic ores mined at Neves-Corvo at rates of up to 0.5 million tonnes per annum. Until the fourth quarter, the facility treated zinc-rich ores to produce a zinc concentrate of 50% zinc grade.

Given the current depressed prices for zinc, the mining and processing of zinc ores was suspended until suitable value for zinc concentrates returns to the market. In place of the zinc ore, the zinc facility is available to process additional copper ore and to produce a copper concentrate of 24% copper grade with a positive cash return.

All zinc ore stocks were treated prior to the re-alignment of the zinc processing facility to produce additional copper concentrates. This allows Neves-Corvo to utilize productively, resources normally assigned to zinc production until the zinc market recovers. The Company will continue to evaluate its zinc business. Market conditions allowing, Neves-Corvo plans to double zinc production when production activities resume.

Major New Deposit at Neves-Corvo
In July 2008, the Company announced the discovery of a new zinc-copper deposit at Neves-Corvo. This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc. High-grade copper mineralization was also discovered in the footwall mineralization of Lombador East highlighted by 16 metres grading 3.92% copper.

An initial study, based on results from eight holes drilled into this zinc-rich portion of the much larger Lombador massive sulphide lens, has shown that the Lombador East deposit has the potential to contain a minimum of 18 to 23 million tonnes grading 7.5 to 8.0% zinc and 2.1 to 2.2% lead. This preliminary estimate is conceptual in nature and work done to date is insufficient to define a mineral resource as defined by National Instrument 43-101.

See additional information under “Project Highlights” on page 26 of this MD&A.

Production Statistics

	Total		Q4		Q3		Q2		Q1
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Ore mined, copper (tonnes)	2,395,516	2,184,205	674,207	585,138	573,766	504,799	577,980	500,896	569,563	553,396
Ore mined, zinc (tonnes)	407,046	399,003	34,509	101,123	106,488	98,837	138,728	105,843	127,321	94,200
Ore milled, copper (tonnes)	2,409,966	2,180,764	675,599	577,377	550,182	539,508	588,875	524,922	595,310	538,957
Ore milled , zinc (tonnes)	398,985	396,719	42,864	104,800	114,556	98,133	126,669	106,820	114,896	86,966
Grade per tonne
Copper (%)	4.3	4.8	4.0	5.0	4.7	4.5	4.1	4.6	4.4	5.0
Zinc (%)	7.3	7.8	7.7	7.3	7.6	7.9	7.5	7.3	6.6	8.8
Recovery
Copper (%)	86	86	87	87	85	84	85	87	87	87
Zinc (%)	78	78	78	79	78	76	79	78	77	81
Concentrate grade
Copper (%)	24.3	22.9	24.4	23.0	24.5	22.7	24.4	22.7	23.8	23.2
Zinc (%)	49.2	48.9	48.9	48.3	49.0	49.2	49.7	48.8	48.8	49.2

Production- tonnes (metal contained)
Copper	89,026	90,182	23,297	25,317	22,291	20,585	20,726	20,875	22,712	23,405
Zinc	22,567	24,163	2,598	6,018	6,758	5,904	7,419	6,048	5,792	6,193
Silver (oz)	926,740	852,448	232,252	216,798	233,077	211,287	218,674	201,571	242,737	222,792
Sales ($000s)	497,936	621,088	15,498	146,573	119,698	160,620	193,578	202,815	169,162	111,507
Cash cost ($ per pound)[1]	1.07	0.75	1.05	0.81	1.06	0.90	1.15	0.73	1.02	0.65

Operating Earnings2
Operating earnings of $291.8 million for 2008 were $142.5 million (33%) below those of 2007. Price and price adjustments accounted for a negative $135.8 million. Operating cost improvements were more than offset by a stronger euro.

Production
Record production was achieved in ore mined and processed. Total ore tonnes mined and milled for the year increased by 8% and 9% respectively compared to the previous year. For the first time in the operation’s history, the mine hoisted in excess of 3.0 million tonnes of ore and waste with the final tally being 3.3 million tonnes. Mine throughput improved during the year as a result of increased productivity in stope activities, blasting practice, more focused capital development and greater capital productivity of ore handling systems.

A reduction in the head grades of treated ore resulted in a marginal decrease in production. Zinc production totals were affected by the suspension of zinc production in November, as discussed above.

Cash Costs
Reported cash costs per pound of copper, increased by 32 cents or 43% compared to last year. Real improvements in costs have been offset by a fall in zinc price reducing the zinc by-product credit by 20.5 cents per pound of copper sold. The strength of the Euro during 2008 also negatively affected the total cash cost by approximately 16 cents per pound of copper sold.

_________________________________________
1 Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product and profit-based royalties. See non-GAAP Performance Measures on page 43 of this MD&A.
2 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 43 of this MD&A for discussion of non-GAAP measures.

Zinkgruvan Mine
The Zinkgruvan property is located approximately 250 km south-west of Stockholm, Sweden. Zinkgruvan has been producing zinc, lead and silver on a continuous basis since 1857.

The operation consists of an underground mine and processing facility with associated infrastructure and a present production capacity of 900,000 tonnes of ore throughput. The mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies. One shaft is used for ore and waste handling; the other two are used for transportation of personnel and for emergency egress.

Production Statistics

	Total		Q4		Q3		Q2		Q1
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Ore mined (tonnes)	900,387	860,240	250,638	243,265	193,953	174,214	212,156	218,065	243,640	224,696
Ore milled (tonnes)	895,024	875,556	226,167	237,945	204,096	171,453	237,114	230,768	227,647	235,390
Grade per tonne
Zinc (%)	7.9	8.3	7.2	7.9	8.3	10.4	7.5	7.8	8.5	7.7
Lead (%)	4.3	4.4	3.8	3.7	4.0	4.4	4.8	5.2	4.5	4.2
Recovery
Zinc (%)	93	94	93	94	94	94	93	94	94	94
Lead (%)	86	88	84	86	87	88	88	89	86	88
Concentrate grade
Zinc (%)	53.2	54.0	53.5	53.4	53.4	55.4	53.0	54.1	53.0	53.0
Lead (%)	76.7	76.1	77.2	76.2	76.3	74.0	76.2	76.6	77.2	77.1

Production- tonnes (metal contained)
Zinc	65,631	68,441	15,036	17,618	15,844	16,745	16,552	16,916	18,199	17,162
Lead	33,075	33,580	7,291	7,643	7,043	6,630	9,959	10,664	8,782	8,643
Silver (oz)	1,694,566	1,756,074	373,769	436,795	370,932	388,276	534,193	491,989	415,672	439,014
Sales ($000s)	123,508	206,067	41,724	46,119	29,745	52,028	34,066	58,444	48,633	49,476
Cash cost ($ per pound)[1]	0.30	0.16	0.40	(0.03)	0.35	0.17	0.33	0.27	0.18	0.23

Operating Earnings2
Operating earnings of $57.2 million were $92.0 million (62%) below those of 2007. Price and price adjustments accounted for a negative $75 million. Lower sales volume; increased cost, primarily energy; and a stronger euro accounted for the balance.

Production
Record production levels were reached for tonnes of ore mined and treated during 2008. Zinc and lead metal production is below 2007 levels, owing to lower head grades and recoveries.

Cash Costs
Cash costs per pound of zinc increased largely as a result of the lower lead price. Other causes included: lower lead and silver production further lowered the by-product credit; operating costs increased 7% reflecting higher fuel and energy costs; and there was a one cent increase owing to exchange rate differences. Offsetting some of this increase in cash costs was lower treatment charges.

__________________________________________
1 Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See non-GAAP Performance Measures.
2 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 43 of this MD&A for discussion of non-GAAP measures.

Projects
The copper project remains on schedule on all three main components: ramp development, preparation for the additional crusher and ore bin at 800 levels, and the design, procurement and construction of the copper process circuit. The forecast cost in SEK is on budget.

Aguablanca Mine
The Aguablanca nickel-copper sulfide deposit is located in the province of Badajoz, 80 km by road to Seville and 140 km from a major seaport at Huelva. The Aguablanca mine was acquired by the Company in July 2007, through its purchase of Rio Narcea Gold Mines. Commercial production started in January 2005.

Production Statistics

	Total		Q4		Q3		Q2[1]		Q1[1]
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Ore mined (tonnes)	1,794,089	1,707,330	480,663	420,350	461,477	438,012	444,720	421,567	407,229	427,401
Ore milled (tonnes)	1,825,212	1,668,959	492,681	406,107	475,893	433,178	451,265	422,925	405,373	406,749
Grade per tonne
Nickel (%)	0.6	0.5	0.6	0.5	0.6	0.5	0.5	0.5	0.6	0.5
Copper (%)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5
Recovery
Nickel (%)	80	76	79	77	81	77	80	76	81	74
Copper (%)	93	92	94	92	93	92	93	91	92	91
Concentrate grade
Nickel (%)	7.0	7.3	7.1	7.5	7.0	7.0	6.9	7.3	7.0	7.3
Copper (%)	6.1	6.9	5.9	6.8	6.1	6.8	6.5	7.0	5.9	7.3

Production- tonnes (metal contained)
Nickel	8,136	6,630	2,179	1,690	2,155	1,579	1,954	1,730	1,848	1,631
Copper	7,071	6,281	1,796	1,548	1,878	1,519	1,849	1,569	1,548	1,645
Sales ($000s)	120,280	188,587	8,719	34,495	24,194	41,343	35,864	50,088	51,503	62,661
Cash cost[2] ($ per pound)	5.66	7.23	5.11	7.14	5.06	8.10	5.20	6.52	7.53	9.13

Operating Earnings3
Operating earnings of $22.2 million for 2008 were in-line with 2007, which only included five and a half months as Aguablanca was acquired in July 2007. Substantially improved sales volume and operating costs have been offset by an estimated $34.5 million in lower metal price and price adjustments.

Production
The mine achieved record tonnage mined and processed. Nickel production was up 23% over 2007 and copper increased by 13% when compared to last year (the comparative production number includes production for the pre-July 17, 2007 period when the Company did not own and operate the mine).

Mill throughput in the third and fourth quarters averaged in excess of 1.9 million tonnes per annum versus the original design capacity of 1.5 million tonnes per annum.

______________________________________________
1 Q1 and Q2, 2007 production and sales revenue is shown for comparative purposes only and does not reflect the results of the Company. The Company acquired Aguablanca on July 17, 2007. Lundin’s sales recorded in respect of Aguablanca for 2007 were $75.8 million.
2 Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See non-GAAP Performance Measures.
3 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 43 of this MD&A for discussion of non-GAAP measures.

Cash Costs
Cash costs per pound of nickel improved over 2007 primarily as a result of a fall in treatment and refining charges ($3.18/lb) related to price participation. This was offset in part by lower contributions from copper by-products credits (94 cents/lb) and the effect of higher stripping costs (approximately 60 cents/lb).

The operating plan has been revised to incorporate reduced mine tonnage through the use of broken ore stockpiles with the objective of maintaining metal output at a reduced cost per pound and thereby achieving positive free cash flow. The operating plan and cost control initiatives will continue to be assessed throughout 2009.

Galmoy Mine
The Galmoy underground zinc mine is located in south-central Ireland in County Kilkenny and is approximately 30 km to the northwest of the city of Kilkenny. The Company has recently announced that the mine will be permanently closed in May 2009.

On January 22, 2009, the Company announced that the Galmoy mine, originally scheduled to produce until 2011, would permanently cease production during the second quarter of 2009. The Company intends to wind down the operation in an orderly fashion and, following closure, remaining rehabilitation work will be completed. Closure costs have been provided for and the cash flow effect of this closure is not expected to have any material effect on the Company as restricted cash (carried as a long-term asset and not included in the Company's reported net cash/debt) is held to cover rehabilitation obligations.

Production Statistics
	Total		Q4		Q3		Q2		Q1
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Ore mined (tonnes)	494,860	453,444	115,746	134,031	131,114	111,226	119,590	115,417	128,410	92,770
Ore milled (tonnes)	496,953	446,908	122,394	125,768	112,776	104,709	131,768	122,371	130,015	94,060
Grade per tonne
Zinc (%)	13.5	12.4	14.5	10.8	14.1	13.8	12.8	12.9	12.9	12.8
Lead (%)	3.5	3.4	3.3	3.3	3.8	4.1	2.9	3.1	4.1	3.5
Recovery
Zinc (%)	83	82	83.1	79	85	82	83	82	82	83
Lead (%)	67	72	65.4	66	67	77	64	73	71	73
Concentrate grade
Zinc (%)	52.5	52.0	52.4	52.0	51.8	52.1	53.4	52.0	52.3	51.9
Lead (%)	65.2	65.4	66.3	65.3	65.8	67.3	65.7	64.9	63.7	64.1

Production- tonnes (metal contained)
Zinc	55,952	45,282	14,772	10,788	13,470	11,920	14,016	12,612	13,694	9,961
Lead	11,724	10,980	2,626	2,727	2,865	3,276	2,438	2,573	3,795	2,404
Silver (oz)	134,120	129,276	20,546	60,908	27,124	26,601	27,344	23,145	59,106	19,022
Sales ($000s)	69,831	99,925	7,938	17,806	15,549	29,480	19,536	34,887	26,808	17,752
Cash cost
($ per pound)[1]	0.70	0.84	0.69	0.67	0.66	0.65	0.76	0.92	0.69	1.15

_______________________________________
1 Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See non-GAAP Performance Measures.

Operating Loss (Earnings)1
An operating loss of $7.2 million was $49.3 million below the $42.1 million of operating earnings in 2007. Price and price adjustments accounted for a negative $44.5 million. The balance is accounted for by the stronger euro.

Production
Annual metal production exceeded last year’s as a result of higher mill throughput and head grades.

The revised mining plan, resulting from the decision to close Galmoy, will focus on mining high-grade stopes while placing backfill in indicated areas to ensure long-term stability of the mine site.

Cash Costs
The cash cost per pound of payable zinc sold decreased by 17% to 70 cents/lb as compared to 2007. Falling by-product credits (10.5 cents/lb) due to weaker lead prices and a weaker US currency were offset by higher zinc sales (reduction of 14.2 cents/lb) and lower zinc treatment charges (reduction of 15.7 cents/lb).

Aljustrel Mine Development Project
The Aljustrel zinc mine was in pre-production development for the first three quarters of 2008. In the fourth quarter it was placed on care and maintenance and has since been sold (February 2009) to MTO (I’M) SGPS, SA.

Production Statistics

	Total	Q4	Q3	Q2	Q1
(100% of Production)	2008	2008	2008	2008	2008
Ore mined (tonnes)	884,141	95,568	328,586	224,038	234,949
Ore milled (tonnes)	1,002,379	112,331	332,762	332,760	224,526
Grade per tonne
Zinc (%)	4.1	2.7	4.2	4.3	4.5
Recovery
Zinc (%)	40.3	51.8	53.9	33.8	29.3
Concentrate grade
Zinc (%)	46.8	46.9	46.7	46.6	47.1
Production (metal contained)
Zinc (tonnes)	16,687	1,362	7,538	4,830	2,957

Aljustrel performed below expectations in the ramp-up phase as a variety of zinc and copper ores were tested in an attempt to find a viable solution to counter the sharp fall in zinc prices. In light of the lower prices, a decision was taken to place the mine on care and maintenance prior to achieving commercial production.

Substantially all of the net assets of Aljustrel were written down in the second quarter of 2008. The Company has accrued all obligations associated with the disposal and does not expect additional material charges in 2009 related to Aljustrel.

__________________________________________
1 Operating earnings is a non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 43 of this MD&A for discussion of non-GAAP measures.

Storliden Mine

The Storliden mine is located in the Skelefte District of northern Sweden. Underground production ceased in July 2008. Rehabilitation is expected to be completed by the end of 2009.

Production Statistics

	Total		Q4		Q3		Q2		Q1
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Ore mined (tonnes)	154,404	276,786	-	67,423	-	53,365	81,854	79,100	72,550	76,818
Ore milled (tonnes)	172,106	258,905	-	62,127	18,823	56,193	72,244	76,038	81,039	64,547
Grade per tonne
Copper (%)	1.2	1.6	-	1.1	1.6	1.1	1.4	2.1	0.9	2.0
Zinc (%)	4.4	5.9	-	4.5	5.7	3.7	5.5	7.1	3.2	7.6
Recovery
Copper (%)	91	91	-	92	89	91	92	91	91	92
Zinc (%)	92	92	-	92	93	89	92	92	91	93
Concentrate grade
Copper (%)	29.1	29.0	-	28.8	29.1	28.8	29.4	29.3	28.6	29.2
Zinc (%)	54.0	55.1	-	55.5	54.0	56.0	54.8	54.4	52.9	54.8

Production- tonnes (metal contained)
Copper	1,847	3,870	-	622	264	550	903	1,500	680	1,198
Zinc	7,007	13,944	-	2,570	995	1,823	3,635	4,973	2,377	4,578
Sales ($000s)	23,636	56,354	-	7,959	2,717	9,179	11,025	23,671	9,779	15,544
Cash cost ($ per pound)[1]	(0.05)	(0.06)	-	0.29	(0.12)	(0.25)	(0.06)	(0.31)	(0.11)	0.09

The mine performed beyond its originally planned closure date, with underground production ceasing in July and milling continuing into the third quarter. The unit cash costs per pound of payable metal is traditionally low, owing to significant copper by-product credits.

The closure of the mine commenced in October with rehabilitation expected to be complete by the end of 2009. All approvals are in place for the closure plans and closure is fully provided for.

___________________________________
1 Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See non-GAAP Performance Measures on page 43 of this MD&A.

Project Highlights

Tenke Fungurume Project (Lundin 24.75%, FCX 57.75%, Gécamines 17.5%)
The Tenke Fungurume Project (Tenke) is the development of an open pit copper-cobalt mine and associated infrastructure in the southern Katanga Province, Democratic Republic of Congo (DRC). FreePort McMoran Copper and Gold Inc. (FCX) is the operating partner, holding a 57.75% interest in the project. La Générale des Carrières et des Mines (Gécamines), the Congolese state mining company holds a 17.5% free carried interest in the project.

The project consists of multiple phases of development building towards a production objective of more than 400,000 tonnes per annum. Phase 1 of mining has scheduled production of 115,000 tonnes per annum of copper cathode and 8,000 tonnes per annum of cobalt in hydroxide based on proven and probable ore reserves approximating 120 million metric tonnes with average ore grades of 2.6% copper and 0.35% cobalt (FCX estimate under SEC guidelines, January 2009).

Construction activities are progressing well. As a result of a “copper first” development strategy, first copper cathode is expected to be produced in the second quarter of 2009. Startup of cobalt production facilities is expected to lag first copper production by between 1 and 3 months. Overall, Phase 1 is scheduled for construction completion in the third quarter 2009 including all mine, process and infrastructure facilities. Pre-production stripping of the Kwatebala deposit is well advanced and a stockpile of high grade ore is accumulating to facilitate a rapid start up. The overall project work force is now in excess of 8,000 workers, most of which are Congolese nationals. Staff levels will reduce from this point as the project construction staff is reduced and permanent operations staff levels stabilize.

In early 2008 it was estimated that the capital costs would be approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development), nearly double the original estimates. FCX initiated an overall review of the project status and brought in a third party to re-assess project cost estimates and schedule. Primary reasons for overruns were escalation in the costs of construction materials and the increasing costs of attracting contractors to execute construction work in the DRC, as well as other unexpected and underestimated costs. The new cost estimates allowed for infrastructure to support a larger scale operation than the initial phase of the project, including the provision of expanded power generating capacity. This regional power infrastructure investment of more than $140 million is primarily funded through a loan to the DRC State power authority. Also included are expanded housing and support facilities for the project work force, enhancements to national roads and bridges and extended social and training initiatives.

During 2008, the Company contributed $264 million to the project in respect of Phase 1 construction. Company funding of Tenke during 2009 is estimated to be in the range of $40.0 million including Lundin’s share of working capital, exploration and on-going studies. The Company is protected from cost overruns on the initial Phase I project capital cost, whereby FCX is required to fund certain excess cost overruns. These costs are funded by FCX through loans to the project. The loans are non-recourse to Lundin and will be repaid from the operating cash flows of the project. It is currently expected that Phase 1 costs will be slightly below the previous estimates of $1.75 billion. A total of $1.4 billion has been spent to date.

Project exploration continues and the Company is preparing an updated resource estimate in compliance with NI 43-101 Standards of Disclosure for Mineral Projects. Consistent with current spending restraint in the industry, additional expansion investment will be scaled back for 2009.

The Ministry of Mines, Government of the DRC initiated a review of the mining contracts in the country in 2007. FCX, as operator, has been leading discussions with the government and continues to engage in discussions with representatives of the DRC government regarding the ongoing contract review. The Company believes that the TFM agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. Discussions are continuing in a co-operative manner and have not delayed project development activities. However, until a resolution can be reached between the partners, the carrying value of the Company’s interest is subject to uncertainty.

Ozernoe Project (Lundin 49%, IFC Metropol 51%)
The Company holds a 49% interest in the Ozernoe zinc-lead project, located in the Republic of Buryatia in South East Siberia of the Russian Federation. The remaining 51% is owned by a subsidiary of IFC Metropol. Since acquiring its interest in 2006, the Company has attempted to further a feasibility study on the project while seeking to resolve a number of challenging issues related to project structure, timelines and funding.

During 2008, the Company experienced increasing difficulty in advancing the project and was unable to progress issues, which are critical to the determination of Company’s ongoing involvement including little progress on the feasibility study and no resolutions on project structure and management. Considering the difficulty in advancing this project, and taking into account the management structure, the Company has determined that it is not able to exercise joint control in respect of the project and accordingly proportionate consolidation of the net assets and results of operations is no longer appropriate.

The Company has recorded a charge of $103.8 million to record an impairment of the investment. A future income tax liability related to the mineral property has been applied against the impairment loss, resulting in a net impairment loss of $68.9 million related to the project. The balance of the Ozernoe investment currently recorded on the Company’s books is $50 million.

Lundin continues to assess options going forward, including whether there is local or international interest in acquiring Lundin’s stake in this project.

Neves-Corvo – Lombador Copper/Zinc and Neves Zinc Expansion Projects
In late 2007, the Company commenced a feasibility study to examine the development of the Lombador zinc deposit, which lies adjacent to existing Neves-Corvo deposits and the related surface facilities. Shaft location studies, land acquisition, ore reserve drilling, metallurgical testwork, and project planning activities were undertaken during the year. Significant copper and zinc mineralization was regularly encountered throughout the drilling programs, affecting project development strategies.

Development studies advanced with priorities on assessing low-cost sub-level caving mining method and rock mechanics/geotechnical studies. An interim assessment of Lombador Project shaft/no shaft development scenarios is scheduled for the second quarter 2009.

The Neves Zinc Expansion Project is expected to double zinc production at Neves-Corvo. Initial design and procurement planning commenced on critical path activities during 2008 but the activities have now been slowed due to the decline in prices for zinc metal. Zinc production at Neves-Corvo has been suspended (as discussed on page 19 of this MD&A) and zinc circuits have been converted to provide additional copper processing for improved revenues.

It is planned that, when justified by prices, the zinc business will restart with output expected to double from present capacity to around 50,000 tonnes per annum of zinc metal contained in concentrates and with the potential for a further low-cost expansion, accessing the upper reaches of the Lombador ore bodies by ramps extended from existing Neves-Corvo underground facilities.

Zinkgruvan Copper Project
In late 2007, the Company commenced the development of the Zinkgruvan copper deposit which lies adjacent to existing zinc deposits. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through a second underground crusher and a daylight ramp access. Construction of the daylight ramp access advanced throughout 2008 as did underground drifting in the crusher area. The underground crushing area civil/structural work is substantially complete and the design and procurement progress for the surface copper concentrator is underway.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)
Total drilling for the year was 36,532 metres with 38 individual targets tested. The most significant result for the year was the discovery of the Lombador East zinc-copper deposit as announced in the third quarter.

Spain

Aguablanca Mine Exploration (Nickel, Copper)
Drilling conducted during the year included successful resource definition and step-out exploration surrounding the known deposit. Drilling of targets outside the resource area intersected low-grade disseminated sulphides within gabbros but no concentrated sulphides at the favourable intrusive contacts.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)
A total of 4,596 metres in 16 holes was drilled in 2008. A decision was made to curtail the regional exploration program and farm out these properties. Offers of interest are being considered.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)
In the first half of the year, resource expansion drilling and underground exploration drifting was carried out, while the second half of the year focussed on compiling results from the 2008 program and integrating them into the very large historic database as part of on-going target generation work.

Bergslagen Regional Exploration (Zinc, Lead, Silver and Copper)
During the fourth quarter a total of 1,431 metres was drilled targeting areas directly north of the Zinkgruvan mine where results indicate that the Zinkgruvan mine horizon extends much farther north than previously known. Gravity surveying was also carried out on the Garpen exploration licenses covering the immediate extensions of Boliden’s Garpenberg mine; data interpretation should be completed in Q1 2009.

Ireland

Exploration drilling was significantly reduced around Galmoy during 2008. Certain regional exploration programs were carried out and near the end of the year two new prospecting licenses were acquired. Additional exploration drilling is planned for the first quarter of 2009 on key greenfields targets.

Metal Prices, LME Inventories and Smelter Treatment and Refining Charges

The average prices for copper, zinc, lead and nickel all decreased in 2008 compared to 2007.

The fall in prices is a consequence of the slow-down of the global industrial production which in turn has had a negative impact on the demand for non-ferrous metals. Both the construction sector and the automotive sector, together the two main users of non-ferrous metals, have been badly hit by the credit crisis and production in both sectors have been drastically reduced. Reduced consumption has led to inventory build up and a drop in the price of all non-ferrous metals.

		Years ended December 31
(Average LME Prices)		2008	2007	Change
Copper	US$/pound	3.15	3.23
	US$/tonne	6,952	7,126	(2%)
Lead	US$/pound	0.95	1.18
	US$/tonne	2,085	2,595	(20%)
Zinc	US$/pound	0.85	1.47
	US$/tonne	1,870	3,250	(42%)
Nickel	US$/pound	9.54	16.87
	US$/tonne	21,027	37,181	(43%)

The LME inventory for zinc, copper and nickel saw a considerable increase over 2008 and ended the year 184% (zinc), 72% (copper) and 63% (nickel) higher than the January levels. However, the LME inventory for lead remained stable and ended 2008 at 45,150 mt or 325 mt lower than at the beginning of the year.

The spot treatment charges (“TC”) for zinc concentrates fell over 2008 from $310 per dmt in January to $150 per dmt in December. The decrease in the spot treatment charges is partly a function of the falling zinc price but increased exports of zinc concentrates to China has also contributed. The drastic drop in the zinc price during 2008 has forced many zinc mines, but also smelters, to close and for 2009 the Company expects an improvement in the TC in favour of the mines because of less zinc concentrates being available to the market.

The market for copper concentrates has eased during 2008 and during the last quarter of the year spot treatment and refining charges (“TC” and “RC”) exceeded the TC and RC levels of the annual and mid-year contracts. The financial crisis has resulted in reduced production at many smelters which in turn has caused increased availability of copper concentrates.

Lead concentrate exports to China have increased by 8% in 2008 compared to 2007. The increase in demand from China had kept the spot treatment charges for lead concentrates below the level of the annual contract throughout 2008. Since lead concentrate mainly is produced as a by-product to zinc concentrates the price induced closures of zinc mines will also reduce the availability of lead concentrates.

The economic downturn has had a negative effect on the demand for steel and in particular for stainless steel, the main use of nickel. The stainless steel industry is going through a period of de-stocking which has had an adverse effect on the demand for nickel. There have been several announcements of mine closures and postponed nickel projects during the last four months of 2008. The availability of nickel raw materials has been affected and although the market for nickel raw materials is not as homogenous as for the other base metals, there is a trend that the treatment terms are moving in favour of the mines. The Company’s nickel concentrates are sold under multi-year contracts.

Liquidity and Financial Condition

Cash Reserves
As at December 31, 2008, the Company had net debt of $145.5 million compared with net cash surplus of $35.8 million as at December 31, 2007. The Company defines net debt to be available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Cash and cash equivalents increased by $38.7 million to $169.7 million as at December 31, 2008 from $131.0 million at December 31, 2007. Cash inflows consisted of operating cash flows of $215.0 million, private placement proceeds of $111.4 million and the drawdown on the credit facility in the amount of $226.3 million. Cash was used to invest in property plant and equipment in the amount of $274.4 million and to satisfy the Company’s obligations to fund its share of the Tenke Phase I capital requirements and related project expenditures in the amount of $264.1 million. A total of $14.6 million was also spent on the Company’s normal course issuer bid.

As at December 31, 2008, the Company was not in compliance with the tangible net worth covenant under its $575 million revolving line of credit facility however this requirement has been waived by the banking syndicate until June 5, 2009. The total outstanding on the facility was $266.7 million at December 31, 2008.

Tangible net worth, as defined under the facility, has reduced during the year as a result of: write-downs of mining assets and marketable securities stemming from the fall in metal prices; operating losses incurred in the fourth quarter; the fall in the value of the Euro and Swedish krona, in which currencies the principal mining assets are denominated, against the US Dollar, in which currency the company reports its results, resulting in a lower value of assets in US Dollar terms; and investment in Tenke, which is excluded when considering the tangible net worth under the banking covenants as the banks’ security does not include Tenke.

In return for the waiver, the Company has agreed to, with effect on February 25, 2009, and for the duration of the waiver period, certain changes in conditions including: no further drawdowns on the facility, an increase in the interest rate to 4.5% over LIBOR; restrictions on cash distributions and asset sales, an inclusion of the Company’s interest in Tenke in the security package and a general security agreement over the Company’s assets.

The intention is to restructure the facility to ensure adequate liquidity in the event that the present market volatility and depressed demand for base metals continue for the next two years. However, there is no assurance that permanent relief from the covenant will be obtained and if the facility is not restructured, the debt will be callable by the lenders. In view of this, the $266.7 million drawdown on the facility has been classified as a current liability at December 31, 2008.In the event that the facility cannot be agreed upon with the lenders on suitable terms, management will pursue other financing arrangements which may include alternative debt facilities, equity financing, asset sales or a combination thereof.

Working Capital
At December 31, 2008, there was a working capital deficiency in the amount of $215.3 million. The Company was not in compliance with its tangible net worth covenant on the $575 million facility, and as such the amount drawn at December 31, 2008 is classified as a current liability. Also contributing to the high current liabilities is an amount of $73.0 million payable to customers in settlement of sales for which provisional payments had previously been received. At December 31, 2007 there was working capital of $9.2 million.

Deferred Revenues
The Company has an agreement with Silver Wheaton Minerals in respect of Zinkgruvan and an agreement with Silverstone in respect of Neves-Corvo, to sell all future silver production at a price of $3.90 or the market price if it is less than $3.90. The Silverstone agreement is periodically adjusted for inflation. The up-front cash payments received have been deferred and are realized on the statement of operations when the actual deliveries of silver occur.

Shareholders’ Equity
Shareholders’ equity at December 31, 2008 was $2.6 billion, compared to $3.5 billion at December 31, 2007. The net impairment charges during the year of $1,005.5 million, including impairment charges for Aljustrel, were the largest factor in this reduction.

Differences that result from the translation of the Company’s Iberian and Swedish net assets into US dollars will result in increases and decreases to the Company’s translated net assets, depending on the strength of the US dollar when compared to the euro or SEK. These variances related to translation are recorded in Other Comprehensive Income. These changes amounted to a decrease in other comprehensive income of $103.4 million for the year.

Share capital increased during the year due to the private placement transaction with HudBay which resulted in proceeds of $111.4 million. The increase was offset by the Company’s purchases under the normal course issuer bid which resulted in a reduction to share capital of $14.6 million. A small amount of options was also exercised.

Contractual Obligations and Commitments
	Payments due by period
	< 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	305,830	1,077	718	2,876	310,501
Operating leases	2,103	3,569	256	-	5,928
Other	1,143	3,493	79	-	4,715
	309,076	8,139	1,053	2,876	321,144

Long-term debt
Due to current covenant violation the long-term debt is classified as current.

Off-Balance Sheet Financing Arrangements
The Company has certain protection for cost overruns relating to the development of Phase I of the Tenke copper/cobalt project. Costs above a certain level are funded by Freeport. (See page 26 of this MD&A for project details.) During the fourth quarter of 2008, capital expenditures on Phase I reached a certain threshold, beyond which the Company is not required to provide cash funding. Freeport contributes the Company’s proportionate share of project funding required by advancing amounts directly to the project on the Company’s behalf. The funding is non-recourse to the Company and will be repaid from the operating cash flows of the project with first priority to other shareholder advances and dividends.

The Company is reviewing all capital spending commitments and examining costs at all operations. Estimates for mid-to-long term spending are dependent on future metal prices and expected resulting cash flows from operations.

Sensitivities
Net earnings and earnings per share (EPS) are affected by certain external factors including fluctuations in metal prices and changes in exchange rates between the Euro, the Swedish Krona and the US dollar.

The following table illustrates the sensitivity of the Company’s forecasted 2009 net earnings to changes in key metal prices and foreign exchange rates:

	Price on December 31, 2008 ($US/tonne)	Change	Effect on pre-tax earnings
Copper	2,902	+10%	7.0
Zinc	1,121	+10%	2.6
Lead	949	+10%	0.9
Nickel	10,810	+10%	1.7

Outstanding receivables (provisionally valued) as of December 31, 2008
		Valued at	Valued at
Metal	Tonnes payable	$ price per tonne	$ price per lb
Copper	24,180	3,052	1.38
Zinc	23,079	1,128	0.51
Nickel	1,537	10,905	4.95
Lead	10,078	956	0.43

Changes in Accounting Policies

Effective for the first quarter beginning on January 1, 2008, the Company has adopted the following changes in accounting policy related to Sections 1400.08A -08C, 1535, 3031 and 3862 of the CICA Handbook, “Going Concern”, “Capital Disclosures”, “Inventories” and “Financial Instruments – Disclosures”.

Section 1400.08A -08C, Going Concern establishes a GAAP requirement to evaluate the appropriateness of the going concern assumption in preparing financial statements.

Section 1535, Capital Disclosures establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862, Financial Instruments – Disclosures requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

The adoption of these new handbook sections did not result in any changes to the Company’s current period earnings nor did they require any adjustment to the opening balances; rather, they provided additional disclosure in the notes to the financial statements.

International Financial Reporting Standards ("IFRS")
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.

The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an on-going basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.

Critical Accounting Estimates
The application of certain accounting policies requires the Company to make estimates based on assumptions that may be undertaken at the time the accounting estimate is made. The Company has determined that the following accounting estimates are critical and could have a material effect on the financial statements of the Company if there is a change in an estimate.

Depreciation, Depletion and Amortization of Mineral Properties, Plant and Equipment
Mineral properties, plant and equipment comprise a large component of the Company’s assets and as such, the depreciation, depletion and amortization of these assets has a significant effect on the Company’s financial statements. Upon commencement of commercial production, the Company amortizes the mineral property and mining equipment and other assets over the life of the mine based on the depletion of the mine’s proven and probable reserves. In the case of mining equipment or other assets, if the useful life of the asset is shorter than the life of the mine, asset is amortized over its expected useful life.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A change in the original estimate of reserves would result in a change in the rate of depreciation and amortization of the related mining assets and could result in an impairment of the mining assets.

The effect of a change in the estimates of reserves would have a relatively greater effect on the amortization of the current mining operations at Aguablanca because of the short mine life of this operation. A short mine life results in a high rate of amortization and depreciation, and mining assets may exist at these sites that have a useful life in excess of the revised life of the related mine. The Neves-Corvo mine in Portugal and the Zinkgruvan mine in Sweden, which have longer mine lives, would be less affected by a change in the reserve estimate.

Valuation of Mineral Properties and Exploration and Development Properties
The Company carries its mineral properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When a number of properties are acquired in a portfolio, the Company must make a determination of the fair value attributable to each of the properties within the total portfolio. When the Company conducts further exploration on acquired properties, it may determine that certain of the properties do not support the fair values applied at the time of acquisition. If such a determination is made, the property is written down, and could have a material effect on the balance sheet and statement of earnings.

Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in base metal prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill.

For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.

Income Taxes
Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”), and losses carried forward.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these prior losses and other future tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses. In the event that it is determined that certain of the losses are not likely to be utilized, a valuation reserve would have to be recorded against the recognized future tax assets through a charge to income. Conversely, where amounts that are considered not likely to be utilized to reduce future tax payable are determined to be likely to be utilized in the future, the valuation allowances against these losses would be removed by recording a future income tax recovery in the statement of operations.

As at December 31, 2008, the Company has estimated non-capital loss carry-forwards of approximately $331.8 million, which can be applied to reduce future income taxes payable. Non-capital losses in Portugal, Spain and Canada will expire between 2009 and 2028. In Sweden and Ireland, non-capital losses do not have an expiry. The Company may not be able to benefit from a portion of these loss carry-forwards and is uncertain whether they will be utilized in the future. As such, a valuation allowance has been applied against $241.2 million of the loss carry-forwards.

Stock-Based Compensation
The Company grants stock options to employees of the Company under its incentive stock option plan. The fair value of stock options is estimated using the Black-Scholes option pricing model and are expensed over their vesting periods. In estimating fair value, management is required to make certain assumptions and estimates regarding such items as the life of options and forfeiture rates. Changes in the assumptions used to estimate fair value could result in materially different results.

Mine Closure Provisions
The Company has obligations for site restoration and decommissioning related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The Company’s policy for recording mine closure provisions is to establish provisions for future mine closure costs at the commencement of mining operations based on the present value of the future cash flows required to satisfy the obligations. The amount of the present value of the provision is added to the cost of the related mining assets and depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to operating costs.

Managing Risks

Risks and Uncertainties

Metal Prices
Metal prices, primarily zinc, copper and lead are key performance drivers and fluctuations in the prices of these commodities can have a dramatic effect on the results of operations. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by supply and demand, exchange rates, inflation rates, changes in global economies, and political, social and other factors. The supply of metals consists of a combination of new mine production and existing stocks held by governments, producers and consumers.

If the market prices for metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, the Company may, depending on hedging practices, experience losses and may determine to discontinue mining operations or development of a project or mining at one or more of its properties. If the prices drop significantly, the economic prospects of the mines and projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Low metal prices will affect the Company’s liquidity, and if they persist for an extended period of time, the Company may have to look for other sources of cash flow to maintain liquidity until metal prices recover.

Credit Risk
The Company is exposed to various counterparty risks. The Company is subject to credit risk through its trade receivables. The Company manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Company transacts with credit worthy customers to minimize credit risk and if necessary, employ provisional payment arrangements and the use of letters of credit, where appropriate, but cannot always be assured of the solvency of its customers and at times will sell to parties whose credit worthiness is not determinable. Credit risk relating to derivative contracts arises from the possibility that a counterparty to an instrument with which the Company has an unrealized gain fails to settle the contracts.

Foreign Exchange Risk
The Company’s revenue from operations is received in United States dollars while most of its operating expenses will be incurred in Euro and SEK. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. The Company does not currently engage in foreign currency hedging activities for regularly occurring operational transactions.

Derivative Instruments
The Company may, from time to time, manage exposure to fluctuations in metal prices and foreign exchange rates by entering into derivative instruments approved by the Company’s Board of Directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked-to-market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts are settled.

Reclamation Funds and Mine Closure Costs
As at December 31, 2008, the Company had $58.4 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

The Company permanently ceased production at its Storliden mine during 2008 and will wind down mining operations at Galmoy mine during the first half of 2009. Rehabilitation programs will be completed at both mines following production shutdown. The Company also has ongoing long-term monitoring programs in place associated with legacy mining operations previously carried on in Honduras and Spain under the ownership of a subsidiary of Rio Narcea Gold Mines Ltd., which was acquired by the Company in 2007.

Closing a mine can have significant impact on local communities and site remediation activities may not be supported by local stakeholders. The Company endeavors to mitigate this risk by reviewing and updating closure plans regularly with external stakeholders over the life of the mine and considering where post-mining land use for mining affected areas has potential benefits to the communities.

In addition to the immediate closure activities, including ground stabilization, infrastructure demolition and removal, top soil replacement, re-grading and re-vegetation, closed mining operations require long-term surveillance and monitoring.

Site closure plans have been developed and amounts accrued in the Company’s financial statements to provide for mine closure obligations. Future remediation costs for inactive mines are estimated at the end of each period, including ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised. Actual costs realized in satisfaction of mine closure obligations may vary materially from management’s estimates.

Competition
There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Foreign Countries and Regulatory Requirements
The Company’s operations in Portugal, Sweden, Ireland and Spain are subject to various laws and environmental regulations. The implementation of new or the modification of existing laws and regulations affecting the mining and metals industry could have a material adverse impact on the Company.

The Company has significant investment in properties and projects located in developing countries, including Russia and DRC. The carrying values of these properties and the Company’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such countries. The risks associated to which Company’s interests in such countries may be adversely affected include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. Africa’s status as a developing continent may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which the Company has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on the Company. There can be no assurance that the Company’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Mining and Processing
The Company’s business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company’s processing facilities are dependent upon continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its life of mine (“LOM”) planning for all of its operating and development properties. Significant changes in the LOM Plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the economic life of every mine in which the Company has an interest.

Mine Development Risks
The Company’s ability to maintain, or increase, its annual production of zinc, silver, copper, nickel and other metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. Some of the Company’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company’s feasibility studies are generally completed with the Company’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Environmental and Other Regulatory Requirements
All phases of mining and exploration operations are subject to government regulation including regulations pertaining to environmental protection. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not 39 adversely affect the Company’s operations. As well, environmental hazards may exist on a property in which the Company holds an interest, which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. Operations at the Company’s mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Company may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company’s mining licenses.

Government approvals and permits are required to be maintained in connection with the Company’s mining and exploration activities. Although the Company currently has all the required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company’s operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Mineral Resource and Reserve Estimates
The Company’s reported mineral resources and ore reserves and the reported Mineral Resources and Mineral Reserves are only estimates. No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated. Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades or types, may adversely affect the Company’s profitability in any particular accounting period.

Estimation of Asset Carrying Values
The Company annually undertakes a detailed review of the LOM Plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write-downs of its operating and development properties.

Funding Requirements and the Current Economic Crisis
The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Company or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional funding could result in the delay or indefinite postponement of the exploration and development of the Company’s properties.

In particular, the volatility and disruption in the credit and capital markets experienced in 2008 is expected to continue throughout 2009. The markets have exerted extreme downward pressure on stock prices, particularly in the mining industry, while the costs of new debt capital, when available, have markedly increased. Continuing disruption and uncertainty in the credit markets could increase the Company’s interest rates, adversely affecting its operations and financial position.

Lundin is a multinational company and relies on financial institutions worldwide to fund its corporate and project needs. Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company’s access to funds under the Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to the Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Such disruptions could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for the Company’s business needs can be arranged.

If these increased levels of volatility and market turmoil continue, the trading price of the Company’s common shares could continue to be adversely affected.

Uninsurable Risks
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not maintain insurance against political or environmental risks.

No Assurance of Titles or Boundaries
Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Partners in the Ozernoe Project and the Tenke Fungurume Project
The Company’s partner in the Ozernoe Project is IFC Metropol LLC; its partner in the Tenke Fungurume copper/cobalt project is Freeport-McMoRan Copper & Gold Inc. There may be risks associated with either of these partners, including their financial condition, of which the Company is not aware. There is a risk for non-payment by partners of their share of project expenditures, which would adversely affect the Company’s financial position and financial results.

Tax
The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. The Company has no control over the withholding tax rates in the countries where the operations are carried out.

Employee Relations
A prolonged labour disruption at any of the Company’s mining operations could have a material adverse effect on the Company’s ability to achieve its objectives with respect to such properties and its operations as a whole.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

During recent years, the regional supply of water has been the object of political debate between the province in which Aguablanca operates and two neighbouring provinces. The Company continues to negotiate with local authorities to acquire all of the water licences required to satisfy all of its supply requirements.

Key Personnel
The Company is depending on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company does not have key person insurance on these individuals.

Share Price Volatility
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

Outstanding Share Data

As at February 25, 2009, the Company had 487,433,771 common shares issued and outstanding and 10,544,720 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

The Company uses certain performance measures in its analysis. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following are non-GAAP measures that the Company uses as key performance indicators.

  Operating earnings
  “Operating earnings” is a performance measure used by the Company to assess the contribution by mining operations to the Company’s net earnings or loss. Operating earnings is defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. The operating earnings are shown on the statement of operations as “Earnings before undernoted”.

  Cash cost per pound
  Zinc, copper and nickel cash costs per pound are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations.
  Lundin provides cash cost information as it is a key performance indicator required by users of the Company’s financial information in order to assess the Company’s profit potential and performance relative to its peers. The cash cost figure represents the total of all cash costs directly attributable to the related mining operations after the deduction of credits in respect of by product sales and certain profit-based royalties. Cash cost is not a GAAP measure and, although it is calculated according to accepted industry practice, the Company’s disclosed cash costs may not be directly comparable to other base metal producers. By-product credits, are an important factor in determining the cash costs. The cost per pound experienced by the Company will be positively affected by rising prices for by-products and adversely affected when prices for these metals are falling.

Cash costs can be reconciled to the Company’s operating costs as follows:

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

	Year ended December 31, 2008				Year ended December 31, 2007

	Total	Pounds	Cost	Cash	Total	Pounds	Cost	Cash
	Tonnes	(000s)	$/lb	Operating	Tonnes	(000s)	$/lb	Operating
	Sold			Costs	Sold			Costs
				(000s)				(000s)
Operation
Neves Corvo (cu)	86,748	191,245	1.07	204,632	86,180	189,994	0.74	141,523
Zinkgruvan (zn)	55,985	123,425	0.30	37,028	57,020	125,707	0.16	20,379
Storliden (zn)	5,956	13,131	-	-	11,852	26,129	(0.06)	(1,578)
Galmoy (zn)	46,468	102,443	0.70	71,710	37,623	82,944	0.84	69,292
Aguablanca (ni)	7,210	15,895	5.66	89,966	3,025	6,669	7.23	48,217
				403,336				277,833
Add: Byproduct credits				163,954				209,612
Treatment costs				(142,994)				(163,460)
Profit-based royalties and other				12,337				55,310
Total Operating Costs				436,633				379,295

	Three months ended December 31, 2008				Three months ended December 31, 2007

	Total	Pounds	Cost	Cash	Total	Pounds	Cost	Cash
	Tonnes	(000s)	$/lb	Operating	Tonnes	(000s)	$/lb	Operating
	Sold			Costs	Sold			Costs
				(000s)				(000s)
Operation
Neves Corvo (cu)	23,104	50,935	1.05	53,482	24,648	54,339	0.81	44,126
Zinkgruvan (zn)	11,399	25,130	0.40	10,052	13,657	30,108	(0.03)	(1,027)
Storliden (zn)	-	-	-	-	2,183	4,813	0.29	1,407
Galmoy (zn)	12,860	28,351	0.69	19,562	8,511	18,764	0.67	12,484
Aguablanca (ni)	1,935	4,266	5.11	21,799	1,449	3,194	7.14	22,812
				104,895				79,801
Add: Byproduct credits				14,524				55,208
Treatment costs				(23,966)				(39,350)
Profit-based royalties and other				(10,649)				506
Total Operating Costs				84,804				96,165

Management’s Report on Internal Controls

Controls and Procedures
Management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal control over financial reporting. The design includes policies and procedures that:

  pertain to the maintenance of records;

  provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

  provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company’s assets.

On an annual basis, management evaluates the effectiveness of disclosure controls and procedures, and internal control over financial reporting.

Disclosure controls and procedures
Management evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they were effective as at December 31, 2008.

Internal control over financial reporting
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). However, due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) framework in to assess the effectiveness of the Company’s internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting and concluded that it was effective as at December 31, 2008.

Changes in internal control over financial reporting
There have been no changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except for the remediation in 2008 of the material weaknesses reported in 2007, as discussed below.

In early 2008, the Company hired a new Chief Executive Officer. To address the material weakness related to the complement of personnel with appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles, the Chief Executive Officer hired a new finance team, including a Chief Financial Officer and Vice President, Finance (new role), both with extensive external financial reporting and mining industry experience. The increased experience and expertise of the new finance personnel have also resulted in the remediation of the material weaknesses in the areas of purchase price allocation, goodwill and asset impairment, and taxation.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.